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Securities Commission of Newfoundland and Labrador	Grant Thornton LLP 979 Alloy Drive Thunder Bay, ON P7B 5Z8 T +1 807 345 6571 F +1 807 345 0032 www.GrantThornton.ca

December 19, 2012

Dear Sirs/Mesdames,

As required by National Instrument 51-102, we have read Premier Royalty Inc.’s Notice of Change of Auditor dated December 11, 2012 (the “Notice”) and, based on our knowledge of such information at this time, we agree with each statement contained in the Notice.

Yours sincerely
Grant Thornton LLP

Rosy Brizi, CA
Partner
(807) 346-7208

/cmr

cc The Board of Directors, Premier Royalty Inc.

Audit • Tax • Advisory
Grant Thornton LLP. A Canadian Member of Grant Thornton International Ltd